Exhibit 99.1

BANCOLOMBIA S.A. ANNOUNCES THE RETIREMENT OF THE CHIEF INTERNAL AUDITOR OFFICER

Medellin, Colombia, June 19, 2020

BANCOLOMBIA S.A. ("BANCOLOMBIA") informs that Carmenza Henao Tisnes, Chief Internal Auditor Officer will retire of the Bank to enjoy her pension and dedicate herself to her personal projects.

The Board of Directors, the CEO and Grupo Bancolombia’s employees express their recognition and gratitude to Carmenza Henao for her over 38 years of service to the organization. Her inspiring leadership and management were instrumental in leveraging innovation to transform the internal audit function.

The retirement will be effective on July 31st.

The Audit Committee and the Board of Directors will lead the selection process for the new Chief Internal Auditor Officer, which will be announced in due time.

Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Carlos Raad Baene
Corporate VP	Financial VP	IR Manager
Tel: (571) 4885675	Tel.: (571) 4885934	Tel.: (571) 4885371